SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras’ Exploratory Rights in Libya

(Rio de Janeiro, February 1, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, informs that in consortium with Oil Search Limited, it was one of the successful bidders in the first bidding round promoted by the National Oil Corporation of Libya (NOC), acquiring the exploratory rights and a share in production of Area 18, located in the Mediterranean Sea.

The Consortium bid for two more areas out of a total of 15 put out to tender in this round. Area 18, awarded to the consortium on January 29 2005, is made up of four blocks with a total of 10.307 km2, and situated in the offshore northeastern segment of the Libyan coastline in the Mediterranean Sea at water depths of between 200 and 700 meters. Major oil and gas producing fields such as Bouri, Al-Jurf, Bahr Essalam, etc., are also located in the vicinity, being surrounded by various important discoveries of oil and gas such as those in the G1-NC35A, C1-NC35A and E1-NC41 areas and as yet undeveloped.

Oil Search Limited is a petroleum company, which has operated in Papua Nova Guinea since 1929 as well as in Australia, Yemen, Egypt and the United Arab Emirates. Under the terms of the agreement with this company, Petrobras will be the leader and operator with a 70% share in the Consortium.

The Production Sharing Contract is to be signed between the Consortium and NOC before the middle of February and provides for a five-year exploratory phase during which a minimum of US$ 21 million will be invested. During the second 25-year period, production rights will be shared with NOC.

Already operating in Nigeria, Angola and Tanzania, Libya will be the fourth African country where Petrobras has activities on the ground. The Company’s participation in this auction is aligned to the Group’s strategic plan which includes major international growth in certain key areas such as the deep and ultra-deep waters of the African coast.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.